Exhibit 99.1

Contact Information:
Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Announces First Half 2021 Financial Results

Jinjiang, Fujian Province, China, September 30, 2021 – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced its financial results for the six months ended June 30, 2021.

First Half 2021 Summary

●	Revenue was RMB 50.1 million (US$ 7.7 million) as compared to RMB 39.8 million (US$ 5.6 million) for the same period of 2020.
●	Gross loss was RMB 6.5 million (US$ 1.0 million) as compared to gross profit of RMB 0.9 million (US$ 0.1 million) for the same period of 2020.
●	Operating results were affected by bad debt expense of RMB 49.8 million (US$ 7.7 million) for the six months ended June 30, 2021, as compared to bad debt expense of RMB 101.8 million (US$ 14.4 million) for the same period of 2020.
●	Net loss was RMB 70.8 million (US$ 10.9 million) for the six months ended June 30, 2021, as compared to a net loss of RMB 111.5 million (US$ 15.8 million) for the same period of 2020.
●	Loss per share both on a basic and fully diluted basis was RMB 16.24 (US$ 2.51) for the six months ended June 30, 2021, as compared to a loss per share on a basic and fully diluted basis of RMB 40.82 (US$ 5.77) for the six months ended June 30, 2020, with the latter figures retroactively presented for the 3:1 reverse stock split effective September 3, 2020.

Ms. Meishuang Huang, Chief Executive Officer of Antelope Enterprise, commented, “For the first half of 2021, we experienced challenging market conditions due to the slowdown of the real estate sector in China which was still being impacted by the continued effects of the COVID-19 pandemic. Our sustained marketing efforts during this period enabled us to realize an 11% increase in sales volume in the first half of fiscal 2021 as compared to the same period of 2020. We made a strategic decision to sell products already in inventory at available market prices that fell below our costs of production which hindered our profitability for the first half of 2021. However, this will help us to shift the momentum of the company towards future growth.”

“For the first half of 2021, we utilized production facilities capable of producing 1.1 million square meters of ceramic tiles per year out of effective annual production capacity of 51.6 million square meters of ceramic tiles. We took production offline at our Hengdali facility for the first half of 2021, exempting what we lease to a third party, since we determined that we had ample inventory available to work through our sales channels.”

“While we are committed to our core business, we are also focused upon diversifying our business lines to fuel our growth. We are encouraged that Antelope Chengdu, one of our new subsidiaries in the financial technology sector, contributed a significant level of revenues to our financial performance for the first half of 2021.”

“We believe that our building materials sector will continue to benefit from the importance of the real estate sector to the Chinese economy. We believe that the Chinese government’s renewed efforts to promote affordable housing, projected growth in lower Tier cities and the upgrading of existing housing stock are potential catalysts that could benefit our business,” concluded Ms. Huang.

Fiscal Six Months Results Ended June 30, 2021

Revenue for the six months ended June 30, 2021 was RMB 50.1 million (US$ 7.7 million), a 25.9% increase from RMB 39.8 million (US$ 5.6 million) for the same period of 2020. The increase in revenue was due to (1) a 6.0% increase in the sale of ceramic tiles to $42.2 million (US$ 6.5 million) for the six months of 2021 as compared to RMB 39.8 million (US$ 5.6 million) for the same period of 2020, and (2) RMB 7.9 million (US$ 1.2 million) in software rights revenue from Antelope Chengdu. The increase in the sales of ceramic tiles was due to an 11.1% increase in our sales volume to 2.0 million square meters of ceramic tiles for the six months ended June 30, 2021 compared to 1.8 million square meters of ceramic tiles for the same period of 2020, which was partially offset by an 8.6% decrease in our average selling price to RMB 20.6 (US$ 3.20) from RMB 22.6 (US$ 3.19) for the same period of 2020.

Gross loss for the six months ended June 30, 2021 was RMB 6.5 million (US$ 1.0 million), as compared to gross profit of RMB 0.9 million (US$ 0.1 million) for the same period of 2020. The gross loss margin was 13.0% as compared to a gross profit margin 2.4% for the same period of 2020. The decrease in gross profit margin was due to a gross loss margin from our porcelain ceramic tiles which comprised 85.4% of our total ceramic tile revenue for the six months ending June 30, 2021.

Other income for the six months ended June 30, 2021 was RMB 7.2 million ($1.1 million), compared to the RMB 9.8 million ($1.4 million) for the comparable period of 2020. Other income primarily consists of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract. In addition, we realized RMB 2.4 million (US$ 0.3 million) in technology consulting income from our newly incorporated subsidiary, Chengdu Future, during the six months ended June 30, 2020. Since our technology consulting businesses had just launched and its income was fairly modest for this year-ago period, it was included in this reporting line item for the year-ago period.

Selling and distribution expenses for the six months ended June 30, 2021 were RMB 3.2 million (US$ 0.5 million), a decrease from RMB 5.2 million (US$ 0.7 million) for the comparable period of

2020. The decrease in selling and distribution expenses was primarily due to a decrease in advertising expenses of RMB 1.3 million, a decrease in payroll expense of RMB 0.6 million and a decrease in travel expenses of RMB 0.01 million.

Administrative expenses for the six months ended June 30, 2021 were RMB 17.2 million (US$ 2.7 million), as compared to RMB 14.7 million (US$ 2.1 million), for the same period of 2020. The increase in administrative expenses was mainly due to an increase in consulting fees of RMB 4.8 million, which was partially offset by the following: a decrease in payroll expense of RMB 0.6 million, a decrease in directors and shareholders meeting expenses of RMB 0.6 million, a decrease in printing expenses of RMB 0.2 million, a decrease in valuation fees of RMB 0.2 million, a decrease in audit fees of RMB 0.1 million and a decrease in other administrative expenses of RMB 0.6 million.

Bad debt expense for the six months ended June 30, 2021 was RMB 49.8 million (US$ 7.7 million), as compared to bad debt expense of RMB 101.8 million (US$ 14.4 million) for the same period of 2020. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments. We believe that we have undertaken appropriate measures to resolve our bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Other expenses for the six months ended June 30, 2021 were RMB 77,000 (US$ 12,000), as compared to RMB nil (US$ nil) for the same period of 2020. The increase in other expenses was mainly due to an exchange rate loss and an expense related to a non-refundable rent deposit attributable to Antelope Chengdu due to the early termination of a lease.

Net loss for the six months ended June 30, 2021 was RMB 70.8 million (US$ 10.9 million), as compared to a net loss of RMB 111.5 million (US$ 15.8 million) for the same period of 2020. The decrease in net loss was mainly due to the decrease in bad debt expense, which was partially offset by an increase in gross loss and an increase in administrative expenses.

Loss per basic share and fully diluted share for the six months ended June 30, 2021 were RMB 16.24 (US$ 2.51), as compared to loss per basic and fully diluted share of RMB 40.82 (US$ 5.77) for the same period of 2020, with the latter figures retroactively presented for the 3:1 reverse stock split effective on September 3, 2020.

Statements of Selected Financial Position Items for the Six Months Ended June 30, 2021

●	Cash and bank balances were RMB 34.0 million (US$ 5.3 million) as of June 30, 2021, compared with RMB 12.3 million (US$ 1.9 million) as of December 31, 2020.
●	Inventory turnover was 128 days as of June 30, 2021, as compared to 190 days as of December 31, 2020. The decrease in inventory turnover days was primarily due to the cessation of production at our Hengdali facility during the six months ended June 30, 2021 due to our plan to primarily utilize current inventory in stock. We believe that the value of our current inventories is realizable.
●	Trade receivables turnover, net of value added tax, was 253 days as of June 30, 2021, as compared with 242 days as of December 31, 2020. The increase in trade receivables turnover was primarily due to the slow collection of our trade receivables as a result of tight cash flow as reported by our customers due to the COVID-19 pandemic.
●	Trade payables turnover, net of value added tax, was 17 days as of June 30, 2021 as compared with 22 days as of December 31, 2020. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 3.7 million (US$ 0.6 million) for the six months ended June 30, 2021, as compared to cash generated from operating activities of RMB 1.3 million (US$ 0.2 million) in the same period of 2020. The increase of cash outflow was mainly due to a decrease in operating cash inflow before working capital changes of RMB 12.1 million, a decrease in cash inflow of trade receivables of RMB 47.1 million and an increase in cash outflow of other receivables and prepayments of RMB 1.5 million, which was partly offset by a decrease in cash outflow of trade payables of RMB 10.0 million and an increase in cash inflow from inventories of RMB 46.0 million.

Cash flow used in investing activities was RMB 129,000 (US$ 20,000) for the six months ended June 30, 2021, as compared to cash flow generated from investing activities of RMB 2.8 million (US$ 0.4 million) for the same period of 2020. The decrease in cash inflow during the six months ended June 30, 2021 was mainly due to the release of restricted cash of RMB 2.8 million during the six months ended June 30, 2020.

Cash flow generated from financing activities was RMB 25.4 million (US$ 3.9 million) for the six months ended June 30, 2021, as compared to cash flow used in financing activities of RMB 1.3 million (US$ 0.2 million) in the same period of 2020. For the six months ended June 30, 2021, we generated cash inflow from the issuance of share capital of RMB 30.0 million (US$ 4.6 million) and warrants exercised of RMB 10.4 million (US$ 1.6 million), which was partially offset by the payment of lease liabilities of RMB 15.0 million (US$ 2.3 million). For the six months ended June 30, 2020, we generated cash inflow from the issuance of share capital of RMB 8.1 million and received an advance from related parties of RMB 7.8 million, which was partially offset by the payment of lease liabilities of RMB 14.6 million.

Plant Capacity and Capital Expenditures Update

We utilized plant capacity capable of producing 1.1 million square meters of ceramic tiles for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, when we utilized production facilities capable of producing 2.6 million square meters. As of June 30, 2021, we had twelve production lines available for production, only one of which was in use as of June 30, 2021. Our reduced production utilization during the current period was primarily attributable to the continued slowdown of the real estate industry in China which was still being impacted by the effects of the Covid-19 pandemic.

Our Hengda facility has an annual production capacity of 22.8 million square meters of ceramic tiles. The Company utilized production capacity at our Hengda facility capable of producing 1.1 million square meters of ceramic tiles for the six months ended June 30, 2021.

Our Hengdali facility has an annual production capacity of 28.8 million square meters (which excludes our leasing out 10 million square meters of production capacity to a third party). We utilized no production capacity at our Hengdali facility for the six months ended June 30, 2021 due to our having utilized current inventory in stock.

Our total annual production capacity is 51.6 million square meters of ceramic tiles and we intend to bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for the remainder of 2021 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

For the first half of 2021, the Company’s operating results were impacted by the continued slowdown of China’s real estate sector which was still being impacted by the continued effects of the COVID-19 pandemic. Although we realized a 6.0% period-over-period increase in revenue from sales of ceramic tiles, we made a strategic decision to sell products already in inventory at available market prices that fell below our costs of production which resulted in a gross loss. However, the generation of RMB 7.9 million (US$ 1.2 million) in revenue from one of our new subsidiaries in the financial technology sector enabled us to realize a 26.9% increase in total revenue for the six months ended June 30, 2021 as compared to the same period of 2020.

Looking forward, China’s real estate sector continues to be a vital component of China’s economic growth as the sector and its impact on other business activities is estimated to comprise 25% of China’s GDP. However, certain factors could potentially limit the growth of the real estate sector. For example, in order to stem real estate speculation and tighten credit, the Chinese government has outlined measures placing a ceiling on debt relative to property developers’ cash flows, assets and capital levels. The effect of such credit tightening measures on the property developer sector could reduce land purchases and real estate development.

In addition, as it has in the past, the central government could impose lending curbs such as constraints on mortgage lending and restrictions on the number of homes that families can buy. Further, certain municipalities have halted land auctions in order to cool what have been excessive price bidding at land auctions. We anticipate that these trends could potentially limit new project development which could make the business conditions for the construction and building materials sectors challenging.

We believe that the real estate and construction sectors will continue to grow in the long-term which is of key importance to the building materials sector, and that urbanization continues to be a key driver for construction activity. In addition, the Chinese government has announced that it intends to promote the construction of one million affordable housing units in 2021. This, along with the upgrading of neglected housing stock and the renovation of existing homes, could lead to a higher demand for building materials.

We believe that the demand for our products will mostly come from Tier 3 and lower-tier cities as well as coastal cities over the next few years. However, we will also market our products to Tier 1 and Tier 2 cities as opportunities arise, and we will be increasing our efforts to secure customers in the larger Southeast Asia market. We remain focused on diversifying our operations to fuel our growth as a new subsidiary in the financial technology sector contributed a significant level of revenue to our financial performance in the first half of 2021.

This business outlook reflects the Company's current and preliminary views and is based on the information currently available to us, which are subject to change, and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Conference Call Information

We will host a conference call at 8:00 am ET on September 30, 2021. Listeners may access the call by dialing +1 (877) 275-8968 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (918) 398-8123. The conference participant pass code is 7174574. A replay of the conference call will be available for 14 days starting from 11:00 am ET on September 29, 2021. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 7174574 for the replay.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. Antelope Enterprise’s products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.aehltd.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.4566 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 6.4702 for the P&L accounts for the six months ended June 30, 2021. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on June 30, 2021. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on June 30, 2021 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2020 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES

ANTELOPE ENTERPRISE HOLDINGS., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30, 2021		As of December 31, 2020
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	28	178	68
Right-of-use assets, net	7,949	51,326	58,458
Total noncurrent assets	7,977	51,504	58,526

CURRENT ASSETS
Inventories, net	4,238	27,364	52,201
Trade receivables, net	9,105	58,782	101,470
Other receivables and prepayments	1,205	7,780	845
Cash and bank balances	5,270	34,029	12,344
Total current assets	19,818	127,955	166,860

CURRENT LIABILITIES
Trade payables	851	5,494	6,750
Accrued liabilities and other payables	3,550	22,927	22,846
Amounts owed to related parties	5,630	36,348	36,348
Lease liabilities	2,389	15,423	13,431
Taxes payable	96	620	1,934
Total current liabilities	12,516	80,812	81,309

NET CURRENT ASSETS	7,302	47,143	85,551

NONCURRENT LIABILITIES
Lease liabilities	4,769	30,789	46,728
Total noncurrent liabilities	4,769	30,789	46,728

NET ASSETS	10,510	67,858	97,349

EQUITY
Share capital	145	937	591
Reserves	10,365	66,921	96,758
Total stockholders' equity	10,510	67,858	97,349

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six Months ended June 30,
	2021		2020
	USD'000	RMB'000	RMB'000
Net sales	7,744	50,107	39,787
Cost of goods sold	8,749	56,610	38,848
Gross profit (loss)	(1,005)	(6,503)	939
Other income	1,106	7,154	9,767
Selling and distribution expenses	(498)	(3,219)	(5,203)
Administrative expenses	(2,658)	(17,196)	(14,708)
Bad debt expense	(7,701)	(49,827)	(101,800)
Finance costs	(169)	(1,094)	(418)
Other expenses	(12)	(77)	—
Loss before taxation	(10,937)	(70,762)	(111,423)
Income tax expense	1	7	85
Loss attributable to shareholders	(10,938)	(70,769)	(111,508)
Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations	12	76	(91)
Total comprehensive loss for the year	(10,950)	(70,693)	(111,599)
Loss per share
Basic (RMB)	(2.51)	(16.24)	(40.82)
Diluted (RMB)	(2.51)	(16.24)	(40.82)

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended June 30,
	2021		2020
	USD'000	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(10,937)	(70,762)	(111,423)
Adjustments for	—
Operating lease charge	1,087	7,035	6,279
Depreciation of property, plant and equipment	3	19	6
Amortization of prepaid expenses	—	—	2,800
Bad debt provision of trade receivables	7,701	49,827	101,800
Share based compensation	129	832	318
Interest expense on lease liability	169	1,094	410
Operating cash flows before working capital changes	(1,848)	(11,955)	190
Decrease (increase) in inventories	3,838	24,837	(21,129)
Decrease (Increase) in trade receivables	(1,103)	(7,139)	39,976
Decrease (Increase) in other receivables and prepayments	(1,072)	(6,934)	(5,473)
Decrease in trade payables	(194)	(1,255)	(11,206)
Decrease in unearned revenue	—	—	(396)
Increase (decrease) in taxes payable	(203)	(1,315)	(1,028)
Decrease in accrued liabilities, other payables, and amounts owed to related parties	13	82	393
Cash generated from (used in) operations	(569)	(3,679)	1,327
Interest paid	—	—	—
Income tax paid	(1)	(7)	(15)
Net cash generated from (used in) operating activities	(570)	(3,686)	1,312

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(20)	(129)	—
Decrease in restricted cash	—	—	2,785
Net cash generated from (used in) investing activities	(20)	(129)	2,785

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(2,313)	(14,964)	(14,605)
Insurance of share capital for equity financing	4,633	29,976	8,089
Warrants exercised	1,607	10,394	—
Advance from related parties	—	—	7,780
Net cash generated from financing activities	3,927	25,406	1,264

NET INCREASE IN CASH & EQUIVALENTS	3,337	21,591	5,361
CASH & EQUIVALENTS, BEGINNING OF PERIOD	1,892	12,344	8,212
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	41	94	(91)
CASH & EQUIVALENTS, END OF PERIOD	5,270	34,029	13,482

ANTELOPE ENTERPRISE HOLDINGS., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended June 30
	2021	2020
Sales volume (square meters)	2,045,295	1,762,465
Average Selling Price (in RMB / square meter)	20.63	22.57

Source: Antelope Enterprise Holdings, Ltd.

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